Filed by Terminix Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

(Commission File No. 001-36507)

Date: September 23, 2022

[The following email was distributed by Terminix Global Holdings, Inc. (“Terminix” or “the Company”) on September 23, 2022 to Company employees who hold Terminix common stock through the Company’s employee stock purchase plan or equity grant programs.]

This message is for teammates who own Terminix stock through our equity grant programs or Employee Stock Purchase Plan.

September 23, 2022

IMPORTANT: The Treatment of Your Terminix Stock and Equity Awards

As we get closer to the planned merger of Rentokil and Terminix, we know you have questions about what will happen with your Terminix stock and equity awards, including stock purchased through the Employee Stock Purchase Plan (ESPP), and what, if anything, you need to do with your stock or equity awards.

Over the next several weeks, there is a dedicated team of experts committed to getting you the information you need to understand the process for the required conversions of Terminix stock and equity awards so you can focus on the results during this exciting time.

The Philosophy

As a recipient or owner of Terminix stock and/or equity awards, we know your biggest question is likely whether or not you are at least in an equal position to where you were before the transaction, since so many things will change with your awards and stock during the conversion. Providing you with the tools where you can see your value before and after is key to understanding the process.

The Merger Process

The proposed transaction is scheduled for October 12, subject to Rentokil and Terminix shareholder approvals on October 6 and satisfaction of certain other closing conditions.

Calendar of Events and Communications

This communication about your equity awards is the first of many between now and the days following the transaction. You will receive additional emails beyond these primary communications with further details and reminders about the events and happenings within the program.

Date	Communication
Week of September 12	Distribution and mailings of the Merger Proxy and Election Forms have begun. You will receive these documents from your brokerage around this time.
September 23	Today’s email includes: 1) This basic timeline, 2) a glossary linked below, 3) an infographic overview of stock treatment, and 4) FAQs you may have about the equity treatment process.
Weeks of September 19 and 26	Presentations (recorded) about the equity conversion process will be available to all teammate-shareholders.
October 1 - October 28	A Blackout Period will be in effect, and you will not be allowed to trade your Terminix stock until after the transaction is closed and your stock is converted to Rentokil stock (ADSs).
October 6	Deadline for Election Form. You must complete your Election Form to choose whether you would like to receive all stock consideration, all cash consideration, or a mix of both, in exchange for your Terminix stock in the merger. If you do not make an election by the election deadline, you will be deemed to have elected all stock consideration.
October 10	Rentokil ADS Valuation Measurement Date. The value of the cash and stock consideration will be officially set by using the volume weighted average price of Rentokil shares as of this date (which is based on the target transaction closing date).
October 12	Targeted transaction closing date. On the date of the closing the Rentokil ADSs will begin trading on the New York Stock Exchange (NYSE).
Week of October 17	Individualized equity statements will be delivered to those with more than one equity type (i.e., Directors and above). Click here for an example statement.
October 27	Expected date for when new Rentokil equity will be accessible in your Morgan Stanley account and cash consideration will be available to access.

Your Terminix Equity Awards

We have developed an overview of award types and their treatment, which you can access by clicking here. This infographic shows how vested and unvested Terminix equity awards are treated. While this document is customized for Terminix teammates, you may also receive similar communications from the brokerage where your shares are held.

The biggest transition will be getting familiar with a new security to trade. Rentokil Initial shares are currently trading on the London Stock Exchange (LSE) under the ticker symbol RTO, but your new stock and the stock underlying your new awards will still trade on the NYSE, as Rentokil American depository shares (ADS) under the ticker symbol RTO. This is not a big change process-wise, but the terminology you will see is different, so we have developed this glossary for you. There are also details on the security/stock changes in this FAQ.

The Documents Shareholders Will Receive

1.	Merger Proxy – A proxy statement is a required U.S. Securities and Exchange Commission (SEC) filing that must be made when a public company seeks to obtain votes from its shareholders, such as votes to approve the merger transaction. The Merger Proxy contains important information about the merger agreement, the transaction, the merger proposal and the related agreements and transactions. All Terminix stockholders who held shares at the close of business on September 6, 2022, will have a choice of whether to vote in favor of the merger and the related compensation proposal.

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2.	Election Form – The ‘Election Form’ is what you fill out and return to select whether you would like your owned Terminix shares converted to Rentokil stock in the form of ADSs, or alternatively to receive cash for your Terminix shares, or a mix of both. If you do not contact your brokerage with your election or return a form by the October 6 election deadline, you will be deemed to have elected all stock consideration. Importantly, if too many Terminix shareholders elect stock or cash, then proceeds will be pro-rated among shareholders.

Merger Proxy	Election Form

As a reminder, stock options and unvested RSUs are not part of the cash/stock election process. This is why there is not an option to elect to receive cash/stock for certain any equity awards under the Election Form. Instead, per the merger agreement and applicable equity award plan terms:

•	Terminix stock options that you have which are vested will convert into a right to receive certain cash payments; and

•	Terminix unvested stock options and RSUs that you have will convert to Rentokil RSUs or stock options and will continue to vest on the same schedule.

How to Complete or Return Your Election Form

Your TMX stock can be held in one of several types of accounts. The process for completing your Election Form varies based on where the shares you own are held. Depending on your award date, your fully vested shares are viewable in the StockPlan Connect/Shareworks platform or a Morgan Stanley Access Direct (MSAD) account. Below is a table that summarizes how you will receive the Election Form for different account types, and how to make your elections.

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Account Type	Equity Program	How You will Receive Your Election Form	How to Return/Select Your Elections
Morgan Stanley Access Direct (MSAD)	ESPP or vested Equity Awards	Electronic Call (866) 277-2737	Call only
StockPlan Connect/Shareworks Account (Morgan Stanley)	Vested Equity Awards only	Hard copy and Electronic	Scanned responses via Email OR Fax. (This information will be on your Election Form)
Any other Brokerage	Other	Contact your brokerage	Contact your brokerage

Important Reminders About Your Form

•	You will likely receive both the Merger Proxy and the Election Form at about the same time, but this may vary depending on your brokerage firm.

•	If you do not contact your brokerage firm with your election or return an Election Form by the October 6 election deadline, you will be deemed to have elected all stock consideration.

•	If you have not received both documents by the time you receive this email, check your spam folders as some banking materials often get caught in junk folders. Otherwise, you must contact your brokerage directly. Terminix cannot send you these documents directly.

Where to Go for More Information

This is a lot of information and there is a lot more information coming. We know you’ll still have some questions. The attached FAQ and other documents are designed to be a helpful starting point. The upcoming presentations at the end of this month will also give you more information, and you will always have the ability to ask questions, by email at compensation@terminix.com. If you feel there are still things you are missing or have an unanswered question, please let us know. Other teammates may also have the same questions and we want to ensure we clarify things for our valued teammates as quickly as possible.

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Additional Information About The Transaction And Where To Find It

In connection with the transaction (the “Transaction”), Rentokil Initial plc (“Rentokil Initial”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a proxy statement of Terminix Global Holdings, Inc. (“Terminix”) that also constitutes a prospectus of Rentokil Initial (the “proxy statement/prospectus”). The SEC declared the Registration Statement effective on September 7, 2022. On September 7, 2022, Terminix filed a definitive proxy statement (the “Definitive Proxy Statement”) with the SEC in connection with the Transaction. Each of Rentokil Initial and Terminix have filed and may file other relevant documents in connection with the Transaction. The Definitive Proxy Statement was first sent to the shareholders of Terminix on September 8, 2022. Rentokil Initial has also filed a shareholder proxy circular (the “Shareholder Proxy Circular”) in connection with the Transaction with applicable securities regulators in the United Kingdom and the Shareholder Proxy Circular was first sent to Rentokil Initial’s shareholders on or about September 8, 2022. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix filed or may file with the SEC in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL INITIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and Definitive Proxy Statement are, and the other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be, available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Definitive Proxy Statement and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and are able to obtain free copies of the Registration Statement, Definitive Proxy Statement, Shareholder Proxy Circular and other documents filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil Initial by telephone at +44 (0) 7811 270734 or by email at investor@rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication. This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the Transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction is included in the Definitive Proxy Statement and Shareholder Proxy Circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom.

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Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Transaction may not be satisfied; the occurrence of any event that can give rise to termination of the Transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the Transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on Transaction related issues; disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial decline following the Transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed Transaction has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the Transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the Transaction that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the Transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil Initial’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the Transaction, are more fully discussed in the Definitive Proxy Statement and Shareholder Proxy Circular. While the list of factors presented here is, and the list of factors presented in the Definitive Proxy Statement and Shareholder Proxy Circular is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

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